BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee,
Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211
                                       February 14, 1997




Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Gilbert Associates


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing

submission through the EDGAR-Link System software, by E-

Mail confirmation.

                                   Sincerely,

                                   Linda Assali





Enclosures
          SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549
                        SCHEDULE 13G
          Under the Securities Exchange Act of
                   1934 (Amendment No.  6 )*
                   Gilbert Associates
          _______________________________________
                      NAME OF ISSUER:
              Common Stock - Cl B (Par Value
          $1.00)
          _______________________________________
                         TITLE OF CLASS OF
                         SECURITIES 375307900
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
     18 of the Securities Exchange Act
of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))


CUSIP No. 375307900                     Page 1 of 6 Pages
1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, its wholly-owned subsidiary,
Bankers Trust Company, as Trustee for various
trusts and employee benefit plans, and investment advisor.      13
6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation and Bankers Trust
  Company, are New York Corporations

 NUMBER OF     5. SOLE VOTING POWER
 SHARES

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY

  EACH         7. SOLE DISPOSITIVE POWER
REPORTING

PERSON         8. SHARED DISPOSITIVE POWER
  WITH

CUSIP No. 375307900                     Page 2 of 6
Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                   [ ]
11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK

CUSIP No. 375307900                     Page 3 of 6
Pages


Item 1(a)    NAME OF ISSUER:

             Gilbert Associates

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

               Route 10 & Pheasant Roads
               P.O. Box 1498
               Reading, PA  19603

Item 2(a)    NAME OF PERSON FILING:

               Bankers Trust New York Corporation, and
its wholly-owned subsidiary, Bankers Trust
Company, as Trustee for various trusts and employee benefit plans, and investment advisor.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

          Bankers Trust New York Corporation, and
Bankers Trust Company, as Trustee for various trusts
and employee benefit plans, and investment advisor,
are corporations incorporated in the State of New York
with their principal business offices located
in New York.
CUSIP No. 375307900                     Page 4 of 6 Pages
Item 2(d)    TITLE OF CLASS OF SECURITIES:
               Common Stock Cl B (Par Value $1.00) of
Gilbert Associates Inc., a Delaware
corporation.

Item 2(e)    CUSIP NUMBER:

             375307900


Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g) [X] Parent Holding Company, in accordance with
                Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b) [X] Bank as defined in section 3(a)(6) of the Act.
Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:


      (b)    Percent of Class:

      (c)    Number of shares as to which the Bank has:
             (i)  sole power to vote or to direct the
                    vote -
             (ii) shared power to vote or to direct the
vote -
             (iii)sole power to dispose or to direct the
disposition of -
             (iv) shared power to dispose or to direct the
disposition of -
CUSIP No. 375307900                     Page 5 of 6 Pages


Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF  CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.
Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF
THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.

CUSIP No. 375307900                     Page 6 of 6 Pages
Item 10      CERTIFICATION:

             Not applicable.

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1996

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.
Title:           Secretary


Title:           Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company